Explanation of Responses

1)
Received pursuant to the terms of the Agreement and Plan of Merger, dated as of June 13, 2011, among the Issuer, RG Merger Sub, S.A., a Honduran sociedad anonima and a wholly owned subsidiary of the Issuer, Rio Garment S. de R.L., a limited liability company organized under the laws of Honduras (“Rio”), the equityholders of Rio (the “Equityholders”) and BGY II, LLC, a Delaware limited liability company (“BGY II”) as equityholders’ representative (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, at the closing of the transaction, the Issuer issued an aggregate of 967,009 shares of common stock to BGY II (valued at a 90-day volume-weighted average price per share of $3.6480). In addition, pursuant to the Merger Agreement, an additional 1,781,798 shares of common stock have been held back by the Issuer: (x) 753,838 of which would be issued to BGY II, on behalf of the Equityholders, if Rio’s 2011 adjusted EBITDA for the year ending December 31, 2011 multiplied by three (3) equals or exceeds $23,000,000 and (y) 1,027,691 of which may be used to satisfy claims arising as a result of the Equityholders’ breach of their representations and warranties or covenants in the Merger Agreement. All cash paid, and the common stock issued to, BGY II by the Issuer pursuant to the Merger Agreement shall be distributed by BGY II among the Equityholders pursuant to the terms of an Equityholders’ Representative and Distribution of Proceeds Agreement.